Exhibit 99.1

AGM Group Holdings, Inc. and HighSharp (Shenzhen Gaorui) Electronic Technology Co.,

Ltd enter into a Strategic Partnership

BEIJING, China, September 27, 2021 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on high-performance chip solutions, computing equipment and fintech software services, and HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”), a renowned fabless integrated circuit designer that provides advanced semiconductor solutions for supercomputing hardware, today announced that they have entered into a definitive agreement for a strategic partnership that is expected to accelerate growths for both companies in the fast-growing global cryptocurrency markets.

This innovative partnership aligns the unique strengths and assets of AGMH and HighSharp by combining AGMH’s leading software and technical services capabilities, and HighSharp’s proven expertise as a next-generation high performance ASIC chip designer and manufacturing, in order to expand blockchain-oriented ASIC chip research and development, as well as to extend the full services of crypto mining equipment manufacturing and sales. More importantly, this long-term collaboration represents an advanced transformation for both businesses in addressing the dynamic needs of the market, as well as in creating compelling value for both companies and their respective shareholders.

Some key transaction details are listed below:

♦	Intellectual Property rights endorsement: for the six months period until March 25 2022, HighSharp will provide the latest ASIC chip technology and manufacturing services to AGMH as a top priority

♦	Product distribution: in return, AGMH will be solely responsible for client development on a global basis, with a target to generate orders in a total amount of US$100 million during the six-month term.

♦	Personal exchange for joint advanced R&D: If the partners achieve their respective targets, AGMH and HighSharp plan to form a Joint Venture, joined by HighSharp’s key R&D team members, with the goal to integrate next generation product research and development into fabless integrated circuit design capabilities that provides advanced semiconductor solutions for supercomputing hardware. AGMH will own 60% equity in the Joint Venture.

Mr. Chenjun Li, Chairman and Co-Chief Executive Officer of the Company, stated, “The AGMH-HighSharp partnership is a powerful combination. HighSharp’s success proven track record in complex ASIC design, its profound engineering expertise, and agile collaborative approach is uniquely complimentary to AGMH’s team, market reach, and new growth strategy. [Our recent commercial deployment of the first ASIC crypto Miner - KOI MINER C16 equipped with the C3012 chip by HighSharp, is a strong testament to our joint achievement in leveraging each other’s core competencies. We believe by transforming our collaboration into a long-term partnership model will significantly expand industry leading technology products and solutions, develop more business opportunities for our clients, as well as accelerate our future growths.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on high-performance ASIC chip solutions including chip design, chip research and development, and crypto miner production. It also provides fintech software services. AGMH is one of the few companies listed on a U.S. stock exchange with both ASIC chip design and crypto miner production capabilities and its released crypto miner has competitive product performance and parameters. AGMH’s mission is to become one of the key participants and contributors in the global blockchain ecosystem. For more information, please visit www.agmprime.com.

About HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd

Incorporated in April 2013 and headquartered in Shenzhen, China, HighSharp is a fabless integrated circuit innovator and the driving force in research and development of supercomputing hardware.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386